Exhibit 12.1

Ratio of Earnings to Fixed Charges for the last five years:



                         1999        2000        2001         2002         2003
Fixed charges:

Interest                 28.1        28          24.5         22.9         37.7

Rents                    19.6        19.9        24.4         25.2         28
Interest factor          31%         31%         31%          31%          31%
Rental interest          6.1         6.2         7.6          7.8          8.7

Total Fixed Charges      34.2        34.2        32.1         30.7         46.4


Earnings:

Pretax income            24.4        31.3        25.4         30.3         -18.6
Cumulative effect
Fixed charges            34.2        34.2        32.1         30.7         46.4
-------------            ----        ----        ----         ----         ----
Earnings                 58.6        65.5        57.5         61.0         2.87

Ratio                    1.71        1.92        1.79         1.99         0.60